G A M E S I N C. 2704 West Roscoe Street Chicago, Illinois 60618 773.961.2850 fax 773.961.2299 Deborah K. Fulton: 773.961.2761
January 4, 2008
VIA EDGAR AND FEDERAL EXPRESS
Jay E. Ingram, Esq.
Attorney Advisor
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midway Games Inc. Definitive 14A Filed on April 24, 2007 File No. 001-12367
Dear Mr. Ingram:
     Reference is made to your letter dated November 29, 2007 regarding an additional comment by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) with respect to the above-captioned filing of Midway Games Inc. (the “Company”). The Staff comment appears in bold italics and the Company’s response follows.
1.	Refer to Comments 4 and 5 of our letter dated August 21, 2007. Please provide a specific and more detailed legal analysis as to why the information relating to target net income goals and specific individual goals constitutes trade secrets and commercial or financial information that is privileged or confidential and which, if disclosed, would cause substantial competitive harm. General statements that some harm will occur by disclosure, such as that made in response to our comments on the matter, are not sufficient.
Summary
          The Company believes that the Company’s financial target net income goals and the individual performance goals of our Named Executive Officers (the “Information”) are not currently material to investors and therefore not required to be disclosed. Additionally, assuming the Information were material to an investor, it constitutes confidential commercial and financial information that, if disclosed, would cause substantial competitive harm.
Materiality of the Information
          The Company does not believe that disclosure of the Information will enhance investor understanding of the Company’s process for determining cash bonus compensation because the Information was not analyzed, as explained below, to determine the cash bonus compensation of the Company’s Named Executive Officers for 2006 and is not likely to be analyzed by the Company to determine cash bonus compensation in 2007.
          In both 2006 and 2007, a precondition to the payment of bonus was that the Company achieved profitability (i.e., having net income greater than zero). If the Company achieves profitability, a cash bonus is paid to the Named Executive Officers based on a combination of (i) the financial performance of the Company and (ii) management’s evaluation of the degree to which an eligible employee meets his or her individual performance goals, subject to the ultimate approval of the

Jay E. Ingram, Esq.
Securities and Exchange Commission
January 4, 2008

Compensation Committee. If profitability is not achieved, it is not necessary to analyze the Information for the purposes of determining a cash bonus because a cash bonus is not paid. Profitability, therefore, is the key performance measure under the plan.
          The profitability threshold has not been met since the Company last reported an annual operating profit in fiscal year 1999. As we noted in our previous letter, our Annual Report on Form 10-K for the year ended December 31, 2006 reported a net loss of $108.5 million for the year ended December 31, 2005 and a net loss of $72.0 million for the year ended December 31, 2006. On November 1, 2007, the Company issued a press release reporting its results for the third quarter of 2007 and provided guidance for the year ending December 31, 2007. In that press release, the Company guided to a net loss of $0.95 per basic and diluted share for the year ending December 31, 2007. The achievement of profitability in 2007 is not at this time deemed probable. Therefore, the likelihood of payment of a cash bonus for the year ended December 31, 2007 to either the Chief Executive Officer or the other Named Executive Officers who are eligible under the Amended and Restated Midway Incentive Plan is not at this time deemed probable.
          The Company does not believe that disclosure of the Information is material to investors’ understanding of the Company’s cash bonus compensation scheme because the Company did not consider the Information with respect to cash bonus compensation (or any other element of compensation) due to the fact that the initial hurdle of profitability was not met in 2006 and is not likely to be met in 2007. The Supreme Court has held that “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). Applying the materiality standard set by the Supreme Court to the Company’s facts, the Information is not material because we do not believe that there is a substantial likelihood that a reasonable shareholder would consider the financial performance goals of the Company and the individual performance goals of its Named Executive Officers important in his or her understanding of the cash bonus compensation scheme if it is clear that the initial threshold of profitability has not been met and therefore no cash bonus will be paid.
Analysis of Competitive Harm if the Information is Disclosed
Commercial and Financial Information
          As noted above, if the Company achieves profitability, a cash bonus is paid to the Named Executive Officers based on a combination of (i) the financial performance of the Company and (ii) management’s evaluation of the degree to which an eligible employee meets his or her individual performance goals, subject to the ultimate approval of the Compensation Committee. The financial performance of the Company is based upon the yearly target net income goal as established by management. The target net income goal is comprised of product plans and sales projections that are developed as a result of collaboration between various organizations within the Company including the Sales, Product Development, Marketing, Financial Planning and Accounting organizations.
          Individual performance goals for all Named Executive Officers, except the Chief Executive Officer, are developed through confidential discussions between the Chief Executive Officer and the respective Named Executive Officer. The individual performance goals are not shared amongst employees and are designed to be individually specific and detailed; thereby encouraging the individual to strive to achieve challenging goals including specific quarterly and annual revenue goals, inventory management goals, product development budgets, sales goals, product development goals, cost control measures, product planning and video game title delivery goals, advertising campaign budgets, marketing goals, product licensing goals, product development and distribution goals, personnel recruitment, management and retention goals, productivity goals, and financial and

Jay E. Ingram, Esq.
Securities and Exchange Commission
January 4, 2008

efficiency goals, all of which are the product of extensive collaboration among the Company’s organizations.
Confidential Commercial and Financial Information
          The Company believes that the Information constitutes confidential commercial and financial information. The Information is not publicly known or available to the general public and the Company has carefully kept all of the Information confidential because we believe disclosure of the Information will cause substantial harm to the Company’s competitive position.
          Instruction 4 to Item 402(b) of Regulation S-K instructs that the standard to apply in determining whether disclosure of the Information would cause competitive harm to the registrant is the same standard that applies when a registrant requests confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, which incorporates the criteria for non-disclosure when relying on the (b)(4) Exemption (defined below). The grounds of the objection to disclosure under Rule 80 of Organization, Conduct and Ethics, and Information and Requests, the Commission’s rule adopted under the Freedom of Information Act, are that disclosure of the Information would reveal “commercial or financial information” from the Company that is “privileged or confidential,” and such information may be kept non-public pursuant to the Freedom of Information Act (5 U.S.C. 552(b)(4)) and the parallel Commission regulation (17 C.F.R. 200.80(b)(4)) known as the “(b)(4) Exemption.”
          The (b)(4) Exemption is intended to protect confidential commercial or financial information. The federal courts have formulated a two-pronged test to determine whether information is confidential within the meaning of the (b)(4) Exemption. The information is deemed confidential if disclosure would have the effect of either: (1) impairing the government’s ability to obtain necessary information in the future or (2) causing substantial harm to the competitive position of the person from whom the information was obtained. See National Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); National Parks and Conservation Ass’n. v. Kleppe, 547 F.2d 673, 676 (D.C. Cir. 1976). See also Westchester Gen. Hosp., Inc. v. Dep’t of Health, Education and Welfare, 434 F. Supp. 435, 437 (M.D. Fla. 1977); Miami Herald Pub. Co. v. United States Small Bus. Admin., 670 F.2d 610 (5th Cir. 1982); State of Utah, et al. v. United States Dep’t of the Interior, 256 F.3d 967 (2d Cir. 2001); Contract Freighters, Inc. v. Sec’y of United States Dep’t of Transp., 260 F.3d 858 (8th Cir. 2001).
          Applying this test, the Information is “confidential” under the second prong of the test since its disclosure would have the effect of causing substantial harm to the competitive position of the Company for the reasons described below.
Substantial Competitive Harm
          The Company’s industry is highly competitive. It is characterized by the continuous introduction of new video game titles and the development of new technologies. The Company’s competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources. Disclosure of the Information will provide the Company’s competitors with clear information about senior management’s corporate strategies that is not otherwise available. Disclosure of the Information puts the Company at a competitive disadvantage because disclosure of confidential commercial and financial data including profitability projections, product plans, distribution plans, and cost controls measures, will provide competitors insight into, among other things, the Company’s perceived strengths and weaknesses, the Company’s efforts to exploit identified opportunities in the industry and its specific strategic

Jay E. Ingram, Esq.
Securities and Exchange Commission
January 4, 2008

objectives for increasing market share. The Information contains highly sensitive and specific Company plans for success in the industry.
          Specific examples of how disclosure of the Information would be competitively harmful include, but are not limited to:
Target Net Income
•	Product Plans — Management considers product plans when determining the Company’s target net income. Product plans include games that have not been announced to the public. If, for example, we disclose our product plans and they show a heavy concentration in games in a particular genre or market segment we would inevitably disclose to our competitors where we think there is the most opportunity in the market. This could cause our competitors to either defend or exploit that genre or market segment and take away any competitive advantage we may have had by not disclosing our specific product plans thereby causing us to lose market share and revenue.

•	Sales Projections — Management also considers sales projections when determining the Company’s target net income. Sales projections reflect the economic benefit the company expects upon execution of its strategies based on, among other things, (i) how the Company expects consumers to respond; (ii) how the Company perceives the industry will perform; (iii) the Company’s cost to develop and publish video games; and (iv) the profit margin expected by the Company. The Company does not have access to its competitors’ sales projections and allowing competitors access to ours puts us at a competitive disadvantage because a competitor, without having to disclose their own strategy, will be able to decipher the Company’s competitive strategy, cost structure and industry expectations and use this information to devise their own strategy; defend against the Company’s strategy and gain access to customers and licensors on better terms than we are able to given our cost structure.
Individual Performance Goals
•	Timing of Video Game Release - Individual performance goals may include very specific missives such as “ensure the release of ‘video game x’ by ‘y date.’” If “video game x” competes in the same genre as a video game title produced by one of our competitors, the competitor would be immediately tipped off as to our projected release date for “video game x” and can take their product to the market before ours causing us to lose sales and thereby harming our financial condition.

•	Product Licensing Goals — One of the Company’s publicly disclosed strategies is to pursue licenses for intellectual properties that appeal to a mass-market audience and have the highest likelihood of commercial success. An individual performance goal may include names of specific intellectual properties that we wish to license. Our competitors would then have the opportunity to license that intellectual property and may have an advantage in successfully licensing it if the competitor approaches the licensor before the Company and/or can present the licensor with better terms that the Company. If the Company loses opportunities to obtain licenses to commercially successful intellectual properties it will negatively affect our revenue.

Jay E. Ingram, Esq.
Securities and Exchange Commission
January 4, 2008

          The foregoing are just a few examples of the substantial competitive harm that disclosure of the Information could cause. Disclosure of the Information is tantamount to disclosure of the Company’s strategies to attain profitability and could compromise the Company’s ability to compete successfully. We could lose sales, market share and opportunities to license marketable intellectual property as a result of such disclosure. Any of these consequences would significantly harm our business, results of operations and financial condition.
          The Company’s success in achieving and maintaining profitability also depends to a significant extent upon the performance of members of senior management and their ability to analyze the data developed by the Company, formulate competitive strategies for profitability and execute these strategies. Disclosure of the individual performance goals of our Named Executive Officers will identify “high-performers” to our competitors and grant them an unfair advantage in soliciting and negotiating their own agreements with members of our senior management. Our competitors may be able to solicit key members of senior management by structuring a more attractive compensation plan utilizing different goals or financial targets which may increase the likelihood of a cash bonus payout and thereby make an alternative employer more attractive than the Company. Competition for highly-skilled senior management in our industry is intense and we may not be successful in attracting or retaining them on terms acceptable to us, or at all, if the Information were made available to our competitors. If the Company is not able to attract and retain talented senior management then our ability to achieve and maintain profitability is seriously compromised. An increase in the costs necessary to attract and retain skilled management and any delays resulting from such search or departures could also have an adverse effect on our business, results of operations and financial condition.
Conclusion
          The Company has determined that the Information is not currently material and therefore not required to be disclosed. Additionally, we believe that if the Information were material to an investor, it constitutes confidential commercial and financial information that, if disclosed, would cause substantial competitive harm. For these reasons, we respectfully submit to the Staff that the Company’s non-disclosure of the Information is justified in light of its immateriality and the competitive harm that such disclosure may cause.
     This concludes our responses to the Staff’s comment. Please be advised that the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance with this filing and our disclosure obligations. Please do not hesitate to contact the undersigned regarding any questions, comments or requests for additional information you might have.

Very truly yours, MIDWAY GAMES INC.
/s/ Deborah K. Fulton

Deborah K. Fulton Senior Vice President, Secretary & General Counsel

DKF/cah